Exhibit 99.1

STEALTHGAS INC. REPORTS THIRD QUARTER 2018 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, November 23, 2018. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and nine months results ended September 30, 2018.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Operational utilization of 96.1% in Q3 18’ (95.4% in Q3 17’) in spite of weak seasonal period combined with an unexpected slowdown of the Asian LPG market.

•	Almost 15% reduction of commercial off hire days in Q3 18’ compared to Q3 17’.

•	About 84% of fleet days secured on period charters for the remainder of 2018 and 59% for 2019, with approximately $151 million in contracted revenues for all subsequent periods.

•	Revenues of $42.7 million in Q3 18’, an increase of $4.2 million compared to Q3 17’.

•	Adjusted EBITDA of $16.4 million in Q3 18’, compared to $15.3 million in Q3 17’.

•	Low gearing, as debt to assets stands at 42.9% in spite of our capital expansion while net debt to assets ratio is as low as 36.8%.

•	Cash and cash equivalents of $64.8 million an increase of $13.0 million compared to year end 2017.

Third Quarter 2018 Results:

•

Revenues for the three months ended September 30, 2018 amounted to $42.7 million, an increase of $4.2 million, or 10.9%, compared to revenues of $38.5 million for the three months ended September 30, 2017, mainly as a result of improved market rates that led to an increase of both our time charter revenues and spot revenues compared to the same period of last year.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2018 were $5.8 million and $15.6 million respectively, compared to $3.7 million and $15.1 million respectively, for the three months ended September 30, 2017.The $2.1 million increase in voyage expenses was attributed to a quarter on quarter increase of spot days by 25.0% and a 44.6% rise in oil prices which affected the levels of our bunker costs. The 3.3% increase in vessels’ operating expenses compared to the same period of 2017, in spite of the net reduction in the average number of our owned vessels by two, was mostly due to the operation of the three new large LPG semi refrigerated vessels that were not in our fleet in the same period of last year and increased maintenance and repairs costs faced this quarter for three of our small LPG vessels.

•

Charter hire expenses for the three months ended September 30, 2018 and 2017 were $1.8 million and $0.9 million, respectively. The $0.9 million increase in charter hire expenses was mainly due to the addition of one chartered in vessel in the first quarter of 2018.

•

Drydocking costs for the three months ended September 30, 2018 and 2017 were $0.8 million and $0.6 million, respectively. The costs for the third quarter of 2018 corresponded to the drydocking of two LPG vessels, while in the same period of 2017 the Company completed the drydocking of one LPG vessel.

•

Depreciation for the three months ended September 30, 2018 was $10.1 million, a $0.3 million increase from $9.8 million for the same period of last year mostly due to the addition of the three new 22,000 cbm semi-refrigerated LPG vessels.

•

Included in the third quarter 2018 results were net gain from interest rate derivative instruments of $0.02 million compared to a net loss of $0.08 million incurred in the same period of last year. Interest received from interest rate derivative instruments amounted to $0.02 million compared to interest of $0.08 million paid in the same period of last year. The net gain from interest rate derivative instruments and the reduction of interest paid on derivatives, are an outcome of the increase in LIBOR rates.

•	The Company realized a $0.5 million loss on sale of three vessels in the three months ended September 30, 2018.

•

The Company recorded an impairment loss of $0.6 million for the three months ended September 30, 2018 for three of its vessels which have been classified as held for sale. For the three months ended September 30, 2017, the Company had recorded an impairment loss of $3.2 million for four of its oldest vessels, two of which have been classified as held for sale.

•

Interest and finance costs for the three months ended September 30, 2018 were $6.1 million compared to $4.4 million in the same period of 2017. This increase of $1.7 million is attributed both to the increase in our bank debt and also to an increase of LIBOR rates.

•

As a result of the above, for the three months ended September 30, 2018, the Company reported a net loss of $0.8 million, compared to a net loss of $2.3 million for the three months ended September 30, 2017. The weighted average number of shares for the three months ended September 30, 2018 was 39.9 million compared to 39.8 million for the same period of 2017. Loss per share, basic and diluted, for the three months ended September 30, 2018 amounted to $0.02 compared to loss per share of $0.06 for the same period of last year.

•

Adjusted net income was $0.3 million or $0.01 earnings per share for the three months ended September 30, 2018 compared to adjusted net income of $1.1 million or $0.03 earnings per share for the same period of last year.

•	EBITDA for the three months ended September 30, 2018 amounted to $15.3 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Loss are set forth below.

•	An average of 51.3 vessels were owned by the Company during the three months ended September 30, 2018, compared to 52.9 vessels for the same period of 2017.

Nine Months 2018 Results:

•

Revenues for the nine months ended September 30, 2018, amounted to $125.8 million, an increase of $9.9 million, or 8.5%, compared to revenues of $115.9 million for the nine months ended September 30, 2017, primarily due to improved market conditions.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2018 were $15.7 million and $45.8 million, respectively, compared to $11.8 million and $44.4 million for the nine months ended September 30, 2017. The $3.9 million increase in voyage expenses was mainly due to the higher bunker prices prevailing in the nine months of 2018 compared to the same period of 2017. The $1.4 million increase in vessels’ operating expenses, in spite of the net reduction of the average number of our owned vessels by one , was mainly driven by the operation of three additional new 22,000 cbm semi-refrigerated LPG vessels not yet delivered in the same period of last year.

•

Charter hire expenses for the nine months ended September 30, 2018 and 2017 were $4.4 million and $2.6 million, respectively. The $1.8 million increase in charter hire expenses was mainly due to the addition of one chartered in vessel in the first quarter of 2018.

•	Drydocking Costs for the nine months ended September 30, 2018 and 2017 were $3.0 million and $2.5 million, respectively, representing the costs of 6 and 5 vessels drydocked, in each respective period.

•

Depreciation for the nine months ended September 30, 2018, was $31.1 million, a $1.8 million increase from $29.3 million for the same period of last year, in spite of the net reduction of the average number of our owned vessels by one, due to the addition of three 22,000 cbm semi-refrigerated vessels.

•

Included in the nine months of 2018 results were net loss from interest rate derivative instruments of $0.02 million compared to a net loss of $0.3 million incurred in the same period of last year. Interest paid on interest rate swap arrangements amounted to $0.06 million compared to interest of $0.3 million paid in the same period of last year. The reduction of net losses from interest rate derivative instruments, including the reduction of interest paid on derivatives, are an outcome of the increase in LIBOR rates.

•

The Company recorded an impairment loss of $8.2 million in the nine months of 2018 for seven of its vessels, three of which have been classified as held for sale as of September 30, 2018. With regards to the additional four vessels for which we incurred impairment charges, one was delivered to her new owners in the second quarter of 2018 while the remaining three were delivered to their new owners in the third quarter of 2018.

•

Interest and finance costs for the nine months ended September 30, 2018 were $17.3 million compared to $12.2 million in the same period of 2017. This increase of $5.1 million is attributed to the increase in our bank debt and to an increase of LIBOR rates.

•

As a result of the above, the Company reported a net loss for the nine months ended September 30, 2018 of $7.0 million, compared to a net loss of $2.0 million for the nine months ended September 30, 2017. The average number of shares outstanding as of September 30, 2018 was 39.9 million compared to 39.8 million, for the same period of last year. Loss per share for the nine months ended September 30, 2018 amounted to $0.17 compared to loss per share of $0.05 for the same period of last year.

•

Adjusted net income was $1.9 million, or $0.05 per share, for the nine months ended September 30, 2018 compared to adjusted net income of $4.7 million, or $0.12 per share, for the same period of last year.

•

EBITDA for the nine months ended September 30, 2018 amounted to $41.0 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below. An average of 51.8 vessels were owned by the Company during the nine months ended September 30, 2018, compared to 53.1 vessels for the same period of 2017.

•

As of September 30, 2018, cash and cash equivalents amounted to $64.8 million and total debt amounted to $454.7 million. During the nine months ended September 30, 2018 debt repayments amounted to $45.2 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A three month time charter for its 2015 built LPG carrier, the Eco Enigma, to an international trading house until January 2019.

•	A two month time charter for its 2011 built LPG carrier, the Gas Elixir, to an international trading house until January 2019.

•	A six month time charter for its 2001 built chartered in LPG carrier, the Gas Cathar, to an international trading house until July 2019.

•	A one year time charter for its 2017 built LPG carrier, the Eco Frost, to an international trading house until October 2019.

•	A one year time charter for its 2015 built LPG carrier, the Eco Czar, to an Oil Major until January 2020.

•	A one year time charter for its 2001 built LPG carrier, the Gas Spirit, to an Oil Major until November 2019.

•	A one year time charter for its 2014 built LPG carrier, the Eco Invictus, to an Oil Major until November 2019.

•	A one year time charter for its 2015 built LPG carrier, the Eco Galaxy, to an international LPG trader until December 2019.

•	A one year time charter for its 2014 built LPG carrier, the Eco Corsair, to an international LPG trader until December 2019.

•	A one year time charter for its 2006 built LPG carrier, the Gas Ethereal to an international trading house until December 2019.

•	A one year time charter extension for its 2011 built LPG carrier, the Gas Myth to an Oil Major until January 2020.

With these charters, the Company has currently total contracted revenues of approximately $151 million. Total anticipated voyage days of our fleet is 84% covered for the remainder of 2018 and 59% for 2019.

Board Chairman Michael Jolliffe Commented

A temporary slowdown of the Asian LPG market was the main driver of our third quarter’s performance. The third quarter of the year usually has a soft element due to seasonal factors but in addition this quarter market conditions in Asia were less favorable than usual as we witnessed some charterers not renewing time charter vessels in direct continuation thus leaving more than usual vessels to operate in the spot market. This impacted our revenues. The market in Asia has now corrected itself and time charter fixing has picked up, as is evident from the eleven new time charters we have concluded since our last earnings report.

The most important aspect of our segment, however, is that the fundamentals, that is increasing LPG production and consumption, a very low orderbook, and an ageing global fleet, continue to drive our market. We feel optimistic for the couple of years ahead as rates are in our opinion likely to increase even further.

StealthGas as the largest owner in the sector with a relatively young fleet is well positioned to seize this opportunity. We have concluded our fleet expansion program, enhanced our cash base, have agreed to sell seven mostly older vessels since the beginning of 2018 and are therefore ready to create value from our market’s significant potential upside.

Conference Call details:

On November 23, 2018 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

800-289-0571 (US Toll Free Dial In) or 0800 279 7204 (UK Toll Free Dial In).

Access Code: 3666837.

In case of any problems with the above numbers, please dial +1 929-477-0324 (US Toll Dial In), +44 (0)330 336 9411 (Standard International Dial In).

Access Code: 3666837.

A telephonic replay of the conference call will be available until November 30, 2018 by dialing +1 719-457-0820 (US Local Dial In), +44 (0) 207 660 0134 (UK Local Dial In).

Access Code: 3666837.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 50 vessels. The fleet comprises of 46 LPG carriers, including two chartered in LPG vessels, with a total capacity of 302,662 cubic meters (cbm),three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Fenia Sakellaris

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the quarters ended September 30, 2017 and September 30, 2018.

FLEET DATA	Q3 2017	Q3 2018	9M 2017	9M 2018
Average number of vessels (1)	52.9	51.3	53.1	51.8
Period end number of owned vessels in fleet	52	49	52	49
Total calendar days for fleet (2)	5,052	4,994	15,047	14,859
Total voyage days for fleet (3)	4,984	4,944	14,895	14,700
Fleet utilization (4)	98.7%	99.0%	99.0%	98.9%
Total charter days for fleet (5)	4,223	3,993	12,541	11,934
Total spot market days for fleet (6)	761	951	2,354	2,766
Fleet operational utilization (7)	95.4%	96.1%	95.9%	95.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days, by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net (Loss)/Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net (loss) before loss/(gain) on derivatives excluding net swap interest paid, share based compensation, loss on sale of vessels and impairment. EBITDA represents net (loss) before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents EBITDA before share based compensation, loss/(gain) on derivatives, loss on sale of vessels and impairment loss. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results to investors.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine Months Period Ended September 30th,
	2017	2018	2017	2018
Net Loss - Adjusted Net Income
Net loss	(2,261,375)	(787,292)	(1,966,542)	(6,958,345)
Loss/(gain) on derivatives	77,231	(19,684)	305,611	18,102
Less swap interest (paid)/received	(84,433)	20,311	(329,393)	(61,428)
Loss on sale of vessels, net	72,793	544,446	72,793	763,925
Impairment loss	3,235,383	567,587	6,461,273	8,161,964
Share based compensation	36,699	—	108,901	—
Adjusted Net Income	1,076,298	325,368	4,652,643	1,924,218
Net Loss - EBITDA
Net loss	(2,261,375)	(787,292)	(1,966,542)	(6,958,345)
Plus interest and finance costs	4,419,964	6,099,122	12,175,138	17,277,218
Less interest income	(84,654)	(180,270)	(234,679)	(408,893)
Plus depreciation	9,812,055	10,139,858	29,259,875	31,123,799
EBITDA	11,885,990	15,271,418	39,233,792	41,033,779
Net Loss - Adjusted EBITDA
Net loss	(2,261,375)	(787,292)	(1,966,542)	(6,958,345)
Loss/(gain) on derivatives	77,231	(19,684)	305,611	18,102
Loss on sale of vessels, net	72,793	544,446	72,793	763,925
Impairment loss	3,235,383	567,587	6,461,273	8,161,964
Share based compensation	36,699	—	108,901	—
Plus interest and finance costs	4,419,964	6,099,122	12,175,138	17,277,218
Less interest income and other income	(84,654)	(180,270)	(234,679)	(408,893)
Plus depreciation	9,812,055	10,139,858	29,259,875	31,123,799
Adjusted EBITDA	15,308,096	16,363,767	46,182,370	49,977,770
EPS - Adjusted EPS
Net loss	(2,261,375)	(787,292)	(1,966,542)	(6,958,345)
Adjusted net income	1,076,298	325,368	4,652,643	1,924,218
Weighted average number of shares	39,802,885	39,860,563	39,802,885	39,860,563
EPS - Basic and Diluted	(0.06)	(0.02)	(0.05)	(0.17)
Adjusted EPS-Basic and Diluted	0.03	0.01	0.12	0.05

StealthGas Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Three Month Periods Ended September 30,		Nine Month Periods Ended September 30,
	2017*	2018	2017*	2018
Revenues
Revenues	38,546,367	42,724,098	113,910,188	125,800,443
Revenues - related party	—	—	1,973,643	—

Total revenues	38,546,367	42,724,098	115,883,831	125,800,443

Expenses
Voyage expenses	3,217,318	5,263,514	10,359,281	14,141,821
Voyage expenses - related party	476,045	530,458	1,437,700	1,550,958
Charter hire expenses	880,840	1,765,756	2,637,782	4,411,162
Vessels’ operating expenses	15,077,768	15,419,010	43,615,062	45,564,128
Vessels’ operating expenses - related party	31,288	143,500	783,692	265,500
Drydocking costs	614,676	818,634	2,539,789	2,975,682
Management fees - related party	1,814,325	1,796,365	5,468,410	5,349,465
General and administrative expenses	870,807	587,513	2,232,610	2,005,353
Depreciation	9,812,055	10,139,858	29,259,875	31,123,799
Impairment loss	3,235,383	567,587	6,461,273	8,161,964
Loss on sale of vessels, net	72,793	544,446	72,793	763,925
Other operating costs/(income)	237,873	—	783,863	(549,804)

Total expenses	36,341,171	37,576,641	105,652,130	115,763,953

Income from operations	2,205,196	5,147,457	10,231,701	10,036,490

Other (expenses)/income
Interest and finance costs	(4,419,964)	(6,099,122)	(12,175,138)	(17,277,218)
(Loss)/gain on derivatives	(77,231)	19,684	(305,611)	(18,102)
Interest income and other income)	84,654	180,270	234,679	408,893
Foreign exchange (loss)/gain	(54,030)	(35,581)	47,827	(108,408)

Other expenses, net	(4,466,571)	(5,934,749)	(12,198,243)	(16,994,835)

Net Loss	(2,261,375)	(787,292)	(1,966,542)	(6,958,345)
Loss per share
- Basic & Diluted	(0.06)	(0.02)	(0.05)	(0.17)

Weighted average number of shares
- Basic & Diluted	39,802,885	39,860,563	39,802,885	39,860,563

*

We adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09” or “ASC 606”) as of January 1, 2018 utilizing the modified retrospective method of transition. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Under the modified retrospective approach, the Company recognized the cumulative effect of adopting this standard as an adjustment amounting to $0.3 million to decrease the opening balance of Retained Earnings as of January 1, 2018 which consists of $0.6 million of voyage revenue representing performance obligations satisfied in 2018 partly offset by $0.3 million of deferred costs representing costs such as bunker expenses and port expenses, incurred prior to commencement of loading that were recognized in 2018.

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2017	September 30, 2018
Assets
Current assets
Cash and cash equivalents	51,754,131	64,792,513
Trade and other receivables	3,853,992	4,464,190
Other current assets	—	134,301
Claims receivable	15,951	—
Inventories	2,762,299	4,241,562
Advances and prepayments	1,221,029	1,484,528
Restricted cash	3,231,323	2,901,924
Vessels held for sale	—	12,559,120

Total current assets	62,838,725	90,578,138

Non-current assets
Advances for vessels under construction	61,577,818	—
Vessels, net	862,061,906	953,302,887
Other receivables	243,075	102,585
Restricted cash	7,917,738	12,419,731
Deferred finance charges	941,760	—
Fair value of derivatives	645,169	2,355,156

Total non-current assets	933,387,466	968,180,359

Total assets	996,226,191	1,058,758,497

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	14,209,624	8,875,631
Trade accounts payable	10,509,465	13,736,877
Accrued and other liabilities	5,880,479	7,082,207
Customer deposits	1,820,700	1,336,000
Deferred income	4,362,056	4,979,758
Current portion of long-term debt	41,966,607	48,615,702

Total current liabilities	78,748,931	84,626,175

Non-current liabilities
Fair value of derivatives	126,525	—
Customer deposits	736,000	—
Deferred gain on sale and leaseback of vessels	190,087	44,207
Deferred income	4,035	—
Long-term debt	342,941,841	406,118,683

Total non-current liabilities	343,998,488	406,162,890

Total liabilities	422,747,419	490,789,065

Commitments and contingencies	—	—

Stockholders’ equity
Capital stock	442,850	442,850
Treasury stock	(22,523,528)	(22,523,528)
Additional paid-in capital	501,471,768	501,471,768
Retained earnings	93,469,787	86,167,261
Accumulated other comprehensive loss	617,895	2,411,081

Total stockholders’ equity	573,478,772	567,969,432

Total liabilities and stockholders’ equity	996,226,191	1,058,758,497

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Month Periods Ended September 30,
	2017	2018
Cash flows from operating activities
Net loss for the period	(1,966,542)	(6,958,345)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	29,259,875	31,123,799
Amortization of deferred finance charges	510,071	659,472
Amortization of deferred gain on sale and leaseback of vessels	(145,879)	(145,880)
Share based compensation	108,901	—
Change in fair value of derivatives	(23,782)	(43,326)
Impairment loss	6,461,273	8,161,964
Loss on sale of vessels, net	72,793	763,925
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(446,179)	(1,037,553)
Other current assets	—	159,363
Claims receivable	(235,706)	15,951
Inventories	(293,407)	(1,905,970)
Advances and prepayments	18,110	(263,499)
Increase/(decrease) in
Balances with related parties	636,680	(5,333,993)
Trade accounts payable	1,107,032	3,659,191
Accrued liabilities	224,177	541,728
Deferred income	(601,488)	543,667

Net cash provided by operating activities	34,685,929	29,940,494

Cash flows from investing activities
Insurance proceeds	181,240	—
Proceeds from sale of vessels, net	5,635,957	26,568,375
Vessels’ acquisitions and advances for vessels under construction	(55,386,807)	(108,185,418)

Net cash used in investing activities	(49,569,610)	(81,617,043)

Cash flows from financing activities
Deferred finance charges	(646,506)	(444,330)
Customer deposits paid	—	(1,220,700)
Loan repayments	(32,358,742)	(45,159,945)
Proceeds from long-term debt	32,500,000	115,712,500

Net cash (used in)/provided by financing activities	(505,248)	68,887,525

Net (decrease)/increase in cash, cash equivalents and restricted cash	(15,388,929)	17,210,976
Cash, cash equivalents and restricted cash at beginning of year	73,531,645	62,903,192

Cash, cash equivalents and restricted cash at end of period	58,142,716	80,114,168
Cash breakdown
Cash and cash equivalents	41,297,542	64,792,513
Restricted cash, current	10,074,983	2,901,924
Restricted cash, non-current	6,770,191	12,419,731

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	58,142,716	80,114,168